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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
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                                   FORM 6-K

                           Report of Foreign Issuer
   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the month of June 2001

                       Commission File Number 001-15473

                                 OPENTV CORP.

            (Exact name of Registrant as specified in its charter)

                                Not Applicable

                (Translation of Registrant's name into English)

                            British Virgin Islands

                (Jurisdiction of incorporation or organization)


                           401 East Middlefield Road
                            Mountain View, CA 94043
                                (650) 429-5500

                   (Address of principal executive offices)
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     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F [X]      Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

     Yes [_]            No [X]

     If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

     Not applicable.
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                       REPORT OF FOREIGN PRIVATE ISSUER

                          FOR THE MONTH OF JUNE 2001

                         ANNUAL REPORT TO SHAREHOLDERS

     On May 14, 2001, OpenTV Corp., a British Virgin Islands international business company, commenced distribution of an annual report (the "Annual Report") to its shareholders of record as of the close of business on April 6, 2001. The Annual Report has been attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.


     The Annual Report contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those contemplated therein, including statements regarding the availability and capability of OpenTV-enabled products and services, statements regarding the market for and the capabilities of interactive television and statements regarding OpenTV's current and future position in the marketplace. Actual results can differ materially. Risks and uncertainties that could cause actual results to differ include, but are not limited to, the rate at which the interactive television market will continue to expand, the timely identification and development of new products and services, customer acceptance of those products and services and the pricing thereof, the impact of competitive products and services and the pricing of those products and services, the impact of technological constraints and changes in technology, the impact of governmental regulation, and other risk factors detailed in Item 3.D of OpenTV Corp.'s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2001 and in other documents filed from time to time by OpenTV Corp. with the Securities and Exchange Commission. OpenTV undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

EXHIBIT NO.    DESCRIPTION
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   99.1        Annual Report to Shareholders

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           OpenTV Corp.
                                           (Registrant)

               Date: June 1, 2001          By: /s/ Scott H. Ray
                                               --------------------------------
                                               Scott H. Ray
                                               Executive Vice President and
                                               Chief Financial Officer
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EXHIBIT INDEX



                                                 Sequential
                                                 Page
EXHIBIT   DESCRIPTION                            Number
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 99.1     Annual Report to Shareholders